FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: December 11, 2003	By: "Leanne Dowe" Leanne Dowe, C.A. Chief Financial Officer

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:  902-468-0614     Fax:  902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 22-2003	December 11, 2003

GAMMON LAKE INCREASES GOLD-EQUIVALENT RESOURCE
AT OCAMPO TO 4.4 MIL. OZ. BY COMPLETING BUY-OUT
OF BOLNISI INTEREST AT OCAMPO OPEN-PIT AREA.

Company Schedules Completion of New Project-Wide Ocampo Feasibility Study
For Early 2004, Targets Going into Initial Production at Rates Approaching
300,000 Gold-Equiv. Oz./Year at Consolidated Mining/Processing Complex
Integrating Underground and Open-Pit Production Areas.

Gammon Lake Resources Inc. (AMEX: GRS; TSX: GAM) is pleased to announce that it has completed the re-acquisition of the rights previously held by Bolnisi Gold NL, Sydney, to earn a 60%-interest in the Ocampo Open-Pit Joint Venture Area. The Company now owns 100% of the entire 3,499-hectare Ocampo Gold/Silver Project, including all underground and open-pit resources and exploration targets at this project, located in the state of Chihuahua, Mexico.

Combining the 1.4-mil. gold-equivalent ounce advanced-stage resource now in the final feasibility stage at the Open-Pit Area with the last-announced nearly 3-mil. oz. gold-equivalent resource developed by Gammon as of mid-2003 at the Northeast Ocampo Underground Project Area, the Company now controls 100% of a total 4.4-mil. oz. of gold-equivalent resources at the consolidated Ocampo Gold/Silver Project.

Under the terms of the transaction that re-acquired the Bolnisi interest, Gammon Lake paid Bolnisi $US 5-million to terminate its rights under a prior earn-in agreement at the Open-Pit Joint Venture Area of Ocampo, and has received from Bolnisi all final feasibility data that the latter developed in advancing the open-pit resource to production.

The consolidated resource figures for the open-pit and underground areas of the project are shown below.

Ocampo Resource Summary

Area and Category	Au (g/t)	Ag (g/t)	EAu (g/t)	tonnes	Ounce Au	Ounce Ag	Ounces eAu

Open Pit Area Measured & Indicated	1.28	60	2.5	16,613,000	685,000	31,960,000	1,177,000

Northeast Underground Measured
& Indicated	5.86	302	10.5	3,505,000	660,500	34,050,000	1,185,000

Northeast Surface Measured &
Indicated	1.32	55	2.2	2,377,000	100,900	4,189,000	168,000

Total Ocampo Measured & Indicated	3.05	150	5.4	22,495,000	2,207,800	108,438,000	2,530,000

Total Open Pit Inferred	1.28	35	2	4,870,000	200,000	5,540,000	285,000

Total Northeast Ocampo Inferred	5.11	248	10.1	5,626,000	924,000	44,898,000	1,615,000

Total Ocampo Inferred	3.33	149	5.6	10,496,000	1,124,000	50,438,000	1,900,000

Open Pit and northeast surface 0.5 g/t cut-off eAu 50:1 silver: gold, WGM 2001, PAH 2002
Northeast underground 3.0 g/t cut-off, 65:1 silver: gold, PAH 2003
All the above eAu ounces calculated at 65:1 silver: gold
All resources studies are available on www.sedar.com

‘Continued on Page 2'

The reconsolidation of the project provides the opportunity to realize synergies arising from the integration of the underground northeast area with the open pit area into a single mining and processing complex. A combined underground and open pit mine and processing facility is expected to significantly reduce overall capital and operating costs and raise total production levels. Based on the work completed by Bolnisi and the recent scoping study by Kappes Cassidy & Associates, Gammon will target an initial production level approaching 300,000 ounces gold equivalent per annum in the combined project feasibility study.

Mine permitting is well advanced with final approvals expected in early 2004.

Gammon Lake also continues to advance its current 65,000-meter drilling program at the Northeast Ocampo Underground Project Area, along with accelerating development of 6.5 kilometers of underground tunnels and ramps here. The underground development ramp has intersected the high-grade Aventurero zone and drifting on ore has commenced. Results of the on-going drilling and underground development programs are expected soon.

The company has previously stated that it is targeting the further expansion of the Underground Area toward a target of 6-million gold-equivalent ounces, doubling the presently identified resource in this area. The Ocampo Open-Pit Project Area where Gammon Lake has re-acquired 100% ownership has completed extensive drilling, engineering, metallurgical and other preparatory work, and is quite near the production stage. A combined Ocampo-wide feasibility study is expected to integrate all prior work here into a more efficient and economic production plan.

Under its final feasibility program, Bolnisi completed in excess of 12,500 meters of drilling in more than 120 drill holes. This drilling is in addition to a previous 28,000 meters and 200 drill holes completed by Gammon Lake. Bolnisi also reported that the average gold and silver grades of the master metallurgical testwork composite samples and the Ocampo deposits at the Open-Pit Area are approximately 2.6 g/t gold and 90 g/t silver. The weighted average recoveries for gold and silver at the Open-Pit Area under development is reported as 96.6% and 95.4%, respectively, for flotation/cyanide leaching.

At Gammon’s Northeast Ocampo Underground Project Area, as previously reported in a study by the consulting firm of Kappes Cassiday & Associates of Reno (KCA), a 7-year mine life was indicated for the measured and indicated underground resource of 660,500 oz. gold and 34-million oz. silver then identified in this project area. That study was based on assumed metals prices of $325/oz gold and $4.60/oz silver, and outlined annual production of 92,400 ounces of gold and 4.6-million ounces of silver at cash costs of $84.93 per gold-equivalent ounce, yielding an Internal Rate of Return on capital of 247%.

KCA also projected a 16-year mine life at this Underground Area for the total 3-million ounce, gold-equivalent resource identified in this Area, incorporating the inferred resource figures also provided in the same study. On this basis, the economic model shows annual mine production of 94,600 oz. gold and 4.6-million oz. silver at cash costs of only $83.67 per gold-equivalent ounce, yielding an IRR of 252% at $315/oz. gold and $4.60/oz. silver.

In turning over 100% control of the Ocampo Open-Pit Area, Bolnisi provided to Gammon Lake the following major reports and studies in the comprehensive database that it developed for the Open-Pit Area:

‘Continued on Page 3'

•	A four-volume Bankable Feasibility Study with two additional volumes of metallurgical and design refinements by Metallurgical Design and Management (Pty) Ltd.
•	Seven reports detailing geotechnical, hydrologic, tailings management and site design recommendations for the open pit project by Knight Piésold Pty. Ltd.
•	Three metallurgical reports along with additional data on ongoing test work by AMMTEC.
•	Report on plant design options with emphasis on electrical power requirements and costs by Jkteck-JKMRC Commercial Division.
•	Completed Environmental Permit, by Heurisitica Ambiental Consultoria, currently under review by SEMARNAT, the governmental agency responsible for permit approval. A final site inspection by SEMARNAT was scheduled for completion this week.
•	New topographic maps with expanded coverage over the greater Ocampo project area by Orthoshop. Topographic maps are at one-meter contour intervals and have accompanying ortho photos for ongoing project-wide exploration programs.
•	Complete set of Chemex’s original assay certificates for all samples submitted by Bolnisi.
•	Survey data, both surface and down-hole, for holes drilled by Bolnisi.
•	Extensive files containing vendor contacts and quotes for metallurgical plant purchases, mining equipment and consumables.

Other additional reports and data provided by Bolnisi to Gammon include mineralogical studies, geologic maps, cross sectional interpretations of structure and lithology, exploration potential reports and a complete electronic data base containing all drilling data and interpretations.

Following the consolidation of the Ocampo, Gammon Lake’s objectives for early 2004 are:

•	To complete at project-wide feasibility study

•	Continue and expand the testing of additional underground mine potential beneath the Open-Pit Area, as well as accelerating the drill programs and underground tunnel development at the Northeast Ocampo Underground Area to expand and upgrade the gold/silver resource there.

•	Commence plans to constructing and commissioning a combined underground and open-pit mine at Ocampo.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

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